Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8513

WRITER’S EMAIL

william.ho@morganlewis.com

March 13, 2024

Confidential

Mr. Frank Knapp

Ms. Jennifer Monick

Mr. Ruairi Regan

Ms. Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reitar Logtech Holdings Limited
Response to the Staff’s Comments on the Amendment No. 6 to Draft Registration Statement on Form F-1 Confidentially Submitted on February 23, 2024 CIK No. 0001951229

Dear Mr. Knapp, Ms. Monick, Mr. Regan and Ms. Mills-Apenteng:

On behalf of our client, Reitar Logtech Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 6, 2024 on the Company’s amendment No. 6 to the draft registration statement on Form F-1 confidentially submitted on February 23, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 6 to Draft Registration Statement on Form F-1

Reitar Logtech Holdings Limited

Notes to the Consolidated Financial Statements

20. Taxes

Hong Kong, page F-31

1.	We note your response to prior comment 6. Please address the following:

●	Please clarify for us if the line item labeled tax losses not recognized is the change in valuation allowance.
●	To the extent it is a change in valuation allowance, please tell us how you complied with paragraphs 2 and 3 of ASC 740-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures.
●	This comment applies to all sets of financial statements provided in your filing.

In response to the Staff’s comment, the Company has revised to add the disclosure related to deferred tax asset and valuation allowance on pages F-31, F-32, F-69, F-70, F-91, F-92 and F-112 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page F-116

2.	We note your response to prior comment 2. Please tell us how you determined it was unnecessary to revise Reitar Logtech Holdings Limited’s historical earnings per share amounts for the year ended March 31, 2023 and weighted average ordinary shares outstanding in the first column on page F-117. Our comment also applies to the historical Kamui Group column in the unaudited pro forma condensed combined statement of income and comprehensive income data presented on pages 14 and 62. Reference is made to Rule 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure of the historical weighted average number of ordinary shares outstanding and the historical earnings per ordinary share of Reitar Logtech Holdings Limited for the year ended March 31, 2023 on pages 14, 62 and F-118 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8513 or via e-mail at william.ho@morganlewis.com or Ms. Louise L. Liu at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ William Ho
William Ho
Partner

cc:	Kin Chung Chan, Chairman and Chief Executive Officer, Reitar Logtech Holdings Limited

Ka Chai Ng, Chief Financial Officer, Reitar Logtech Holdings Limited

Louise L. Liu, Esq., Partner, Morgan, Lewis & Bockius

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

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